Filed Pursuant to Rule 424(b)(3)

Registration No. 333-261904

Prospectus Supplement No. 8

(To Prospectus dated November 10, 2022)

P3 Health Partners, Inc.

240,855,865 Shares of Class A Common Stock

267,329 Warrants to Purchase Shares of Class A Common Stock

10,819,105 Shares of Class A Common Stock underlying Warrants

This prospectus supplement updates, amends and supplements the prospectus dated November 10, 2022 (the “Prospectus”), relating to the resale of up to 240,855,865 shares of our Class A Common Stock by the selling securityholders named in the prospectus (including their pledgees, donees, transferees or other successors-in-interest), the resale of up to 267,329 warrants to purchase shares of Class A Common Stock and the issuance by us of up to 10,819,105 shares of Class A Common Stock upon the exercise of outstanding warrants, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-261904).

This prospectus supplement is being filed to update, amend and supplement the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on April 7, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Class A Common Stock is listed on the Nasdaq Stock Market (“Nasdaq”) under the symbol “PIII” and our warrants are listed on Nasdaq under the symbol “PIIIW”. On April 6, 2023, the closing sale price of our Class A Common Stock was $1.00 per share and the closing price of our warrants was $0.0402 per warrant.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 6 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 7, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 6, 2023

P3 Health Partners Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40033	85-2992794
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

2370 Corporate Circle, Suite 300
Henderson, NV	89074
(Address of principal executive offices)	(Zip Code)

(702) 910-3950

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

	Trading	Name of each exchange
Title of each class	Symbol(s)	on which registered
Class A Common Stock, par value $0.0001 per share	PIII	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50.	PIIIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Securities Purchase Agreement.

As previously disclosed, P3 Health Partners Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Purchasers”) on March 30, 2023.

Pursuant to the Purchase Agreement, on April 6, 2023, the Company issued 79,912,635 units at a price of $1.1180 per unit for institutional investors, and a purchase price of $1.1938 per unit for employees and consultants. Each unit consists of one share of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), and 0.75 of a warrant to purchase one share of Common Stock at an exercise price of $1.13. Certain institutional investors elected to receive pre-funded warrants to purchase Common Stock in lieu of a portion of their Common Stock. In total, the Company sold (i) an aggregate of 69,157,145 shares of its Common Stock (the “Shares”), (ii) warrants to purchase an aggregate of 59,934,479 shares of Common Stock (the “Common Warrants”), and (iii) pre-funded warrants to purchase an aggregate of 10,755,490 shares of Common Stock (the “Pre-Funded Warrants” and, together with the Common Warrants, the “Warrants”), to the Purchasers for aggregate gross proceeds of approximately $89.5 million (collectively, the “Private Placement”).

Each Common Warrant has an exercise price per share of Common Stock equal to $1.13 per share. Each Pre-Funded Warrant has an exercise price per share of Common Stock equal to $0.0001 per share. The exercise price and the number of shares of Common Stock issuable upon exercise of each Warrant are subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.

Entities affiliated with Chicago Pacific Partners (“CPF”) purchased 52,751,725 shares of Common Stock, 10,755,490 Pre-Funded Warrants and 47,630,413 Warrants for aggregate gross proceeds of approximately $71 million. CPF may not exercise any portion of any Warrant, which, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by CPF (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock and Class V Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. As a result, CPF’s ownership of shares does not represent more than 49.99% of the aggregate voting power of the Company’s Common Stock and Class V Common Stock.

The purchasers include Amir Bacchus, M.D., the Company's Chief Medical Officer and a director of the Company. Two members of the Company’s board of directors, Mary Tolan and Lawrence B. Leisure, serve as Managing Partners of Chicago Pacific Founders, and one member of the Company’s board of directors, Greg Kazarian, serves as an Operating Partner of Chicago Pacific Founders. The entry into the Purchase Agreement was approved by a committee of independent, disinterested directors of the Company.

The Private Placement was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as a transaction by an issuer not involving a public offering. The Purchasers acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends have been affixed to the securities issued in this transaction.

Registration Rights Agreement

On April 6, 2023, in connection with the Purchase Agreement the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 30 days after the closing of the Private Placement for purposes of registering the resale of the Shares and shares of Common Stock issuable upon exercise of the Warrants. The Company agreed to use its reasonable best efforts to cause this registration statement to be declared effective by the SEC within 120 days after the date thereof. The Registration Rights Agreement also contains certain shelf takedown and piggyback rights.

The Company has also agreed, among other things, to indemnify the Purchasers, their officers, directors, members, employees and agents, successors and assigns under the registration statement from certain liabilities and to pay all fees and expenses incident to the Company’s obligations under the Registration Rights Agreement.

Letter Agreement with CPF

On April 6, 2023, in connection with the Purchase Agreement, the Company entered into a letter agreement (the “Letter Agreement”) with Chicago Pacific Founders GP, L.P., a Delaware limited partnership (“CPF GP I”), Chicago Pacific Founders GP III, L.P., a Delaware limited partnership (“CPF GP III”) (on behalf of the funds of which CPF GP I is the general partner, certain funds of which CPF GP III is the general partner) and/or certain of their affiliated entities and funds (collectively, the “CPF Parties”). Pursuant to the Letter Agreement, (i) for as long as the CPF Parties own 40% of the Company’s outstanding Common Stock, CPF will be entitled to designate one additional independent member of the Company’s board of directors, who must be independent and satisfy all applicable requirements regarding service as a director of the Company under applicable law and SEC and stock exchange rules, (ii) for as long as the CPF Parties own 40% of the Company’s outstanding Common Stock, CPF will be entitled to certain information rights and protective provisions, and (iii) subject to the terms of the Letter Agreement, the CPF Parties agreed to a standstill restriction from the date of the closing of the Private Placement to June 30, 2024 that limits the ownership of the CPF Parties to 49.99% of the Company’s Common Stock and Class V Common Stock.

The foregoing summaries of the Purchase Agreement, Registration Rights Agreement, Warrants and Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the Form of Common Stock Purchase Warrant, Form of Pre-Funded Common Stock Purchase Warrant, Purchase Agreement, Registration Rights Agreement and Letter Agreement, which are filed as Exhibits 4.1, 4.2, 10.1, 10.2 and 10.3, respectively, to this Current Report on Form 8-K.

Item 3.02	Unregistered Sales of Equity Securities.

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
4.1	Form of Common Stock Purchase Warrant, dated April 6, 2023.

4.2	Form of Pre-Funded Common Stock Purchase Warrant, dated April 6, 2023.

10.1#	Securities Purchase Agreement, dated March 30, 2023, by and among P3 Health Partners Inc. and the Purchasers named therein.

10.2#	Registration Rights Agreement, dated April 6, 2023, by and among P3 Health Partners Inc. and the Purchasers named therein.

10.3	Letter Agreement, dated April 6, 2023, by and among P3 Health Partners Inc., Chicago Pacific Founders GP, L.P. and Chicago Pacific Founders GP III, L.P.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

# The representations and warranties contained in this agreement were made only for purposes of the transactions contemplated by the agreement as of specific dates and may have been qualified by certain disclosures between the parties and a contractual standard of materiality different from those generally applicable under securities laws, among other limitations. The representations and warranties were made for purposes of allocating contractual risk between the parties to the agreement and should not be relied upon as a disclosure of factual information relating to the Company, the Purchasers or the transactions described in this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

P3 HEALTH PARTNERS INC.

Date: April 7, 2023	By:	/s/ Atul Kavthekar
Atul Kavthekar
Chief Financial Officer